UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2019

Commission File Number: 001-37643

KITOV PHARMA LTD.

(Translation of registrant’s name into English)

One Azrieli Center, Round Tower,

Tel Aviv 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Kitov Pharma Ltd. (the “Company” or the “Registrant”) is announcing that it has made available a presentation that its CEO, Isaac Israel, is presenting at the 18th MIXiii-BIOMED Conference and Exhibition, on May 16, 2019 in Tel Aviv, Israel. The presentation gives an overview of Kitov’s clinical development plans for its oncology candidate NT-219, including disclosing its first indication for a phase 1/2 clinical trial and trial design. The presentation is attached hereto as Exhibit 99.1

Exhibit 99.1	Kitov Presentation at 18th MIXiii-BIOMED Conference and Exhibition - May 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMA LTD.

May 16, 2019	By:	/s/ Isaac Israel
Isaac Israel
CEO and Director

2